UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

LeMaitre Vascular, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-33092	04-2825458
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

63 Second Avenue, Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Trent G. Kamke                                                     781-221-2266

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

LeMaitre Vascular, Inc. (the “Company” or “we”) conducted an evaluation of its product lines and determined that certain products manufactured or contracted to be manufactured by it contain conflict minerals, which are defined by paragraph (d)(3) of Item 1.01 of Form SD as columbite-tantalite (coltan), cassiterite gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten.

Conflict Minerals Disclosure

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

1. Products Overview

The Company develops, manufactures, and markets medical devices and implants for the treatment of peripheral vascular disease. We evaluated all 14 of our product lines for the presence of conflict minerals and determined that a limited number contain conflict minerals necessary to the functionality or production of the product as described further below.

2. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted a comprehensive analysis of our products subject to the Rule and found that “conflict minerals,” as defined by the SEC, can be found in isolated components of our radiopaque tape and our cholangiogram catheters (the “Products”).

We then identified and contacted the three suppliers that provide the materials used in the isolated components. Those suppliers demonstrated familiarity with the requirements of the Rule and confirmed that they were conducting due diligence into their supply chains. We requested that the suppliers provide to us representations regarding the source of the conflict minerals or components containing conflict minerals supplied to us by them.

Each of the suppliers represented to us that either the conflict minerals used in the Products were not sourced from the Democratic Republic of the Congo or an adjoining country or that the conflict minerals used were DRC conflict free. We have relied on our supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us and do not have a basis to believe the representations are untrue.

Based on our evaluation of our Products and the RCOI performed, we have no reason to believe that any conflict minerals necessary for the functionality of the Products may have originated in the Democratic Republic of the Congo or an adjoining country.

A copy of this Form SD is publicly available at: http://ir.lemaitre.com at the “Corporate Governance” link under the heading entitled “Conflict Minerals Disclosure.”

Item 1.02	Exhibit

Not required.

Section 2 Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LeMaitre Vascular, Inc.

(Registrant)

By	/s/ Trent G. Kamke
Name:	Trent G. Kamke
Title:	Senior Vice President, Operations

Date: June 2, 2014